UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

Ascent Solar Technologies, Inc.

(Name of Issuer)

Common Stock, Par Value $0.0001

(Title of Class of Securities)

043635408

(CUSIP Number)

TubeSolar AG

Berliner Allee 65, D – 86153

Augsburg, Germany

Attention: Mr. Jüergen Gallina

+49 821 899 8305 2

(Name, Address and Telephone Number of Person Authorized to Receive Notices and
Communications)

January 4, 2021

(Date of Event which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 1(f) or 1(g), check the following box. [  ]

Note: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

* The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page.

The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

CUSIP No. 043635408	Schedule 13D	Page 2 of 6 pages

1.	Names of Reporting Persons. TubeSolar AG
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 25,000,000,000 Common Shares(1) (See Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 25,000,000,000 Common Shares(1) (See Item 5)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 25,000,000,000 Common Shares
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 58.0%(2)
14.	Type of Reporting Person (See Instructions) CO

(1)	TubeSolar AG is the current owner of 2,500 Series 1A Preferred Stock of the Issuer (the “Preferred Shares”), which are convertible into 25,000,000,000 shares of common stock, par value $0.0001 per share, of the Issuer (the “Common Shares”).
(2)	Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of December 28, 2020, as reported in the Issuer’s Current Report on Form 8-K filed on December 28, 2020, and 25,000,000,000 Common Shares issuable upon conversion of the Preferred Shares beneficially owned by TubeSolar AG.

CUSIP No. 043635408	Schedule 13D	Page 3 of 6 pages

1.	Names of Reporting Persons. Bernd Förtsch
2.	Check the Appropriate Box if a Member of a Group (See Instructions). (a) [X] (b) [ ]
3.	SEC Use Only
4.	Source of Funds (See Instructions) WC
5.	Check if Disclosure of Legal Proceedings Is Required Pursuant to Items 2(d) or 2(e) [ ]
6.	Citizenship or Place of Organization Germany

Number of Shares Beneficially Owned by Each Reporting Person With	7.	Sole Voting Power 50,000,000,000(1) Common Shares (See Item 5)
	8.	Shared Voting Power
	9.	Sole Dispositive Power 50,000,000,000(1) Common Shares (See Item 5)
	10.	Shared Dispositive Power

11.	Aggregate Amount Beneficially Owned by Each Reporting Person 50,000,000,000(1) Common Shares (See Item 5)
12.	Check if the Aggregate Amount in Row (11) Excludes Certain Shares (See Instructions) [ ]
13.	Percent of Class Represented by Amount in Row (11) 73.4%(2)
14.	Type of Reporting Person (See Instructions) IN

(1)	Mr. Förtsch indirectly owns a controlling interest in TubeSolar AG, and is the 100% indirect beneficial owner of Crowdex Investment, LLC, which currently owns beneficially 25,000,000,000 Common Shares.
(2)	Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of December 28, 2020, as reported in the Issuer’s Current Report on Form 8-K filed on December 28, 2020, and 50,000,000,000 Common Shares issuable upon conversion of the Preferred Shares beneficially owned by Mr. Förtsch.

CUSIP No. 043635408	Schedule 13D	Page 4 of 6 pages

Item 1.	Security and Issuer.

This Schedule 13D relates to the common stock, par value $0.0001 per share (the “Common Shares”), and the Series 1A Preferred Stock, par value $0.0001 per share (the “Preferred Shares”), of Ascent Solar Technologies, Inc., a Delaware corporation (the “Issuer”), whose principal executive offices are located at 12300 Grant Street, Thornton, Colorado 80241. The Issuer’s Common Shares are listed for trading on the Over the Counter Market under the symbol “ASTI.”

Item 2.	Identity and Background.

(a)-(c) This Schedule 13D is being filed by the following reporting persons: (i) TubeSolar AG, a German public limited company (“TubeSolar”), which is a developer of photovoltaic thin-film tubes, and (ii) Bernd Förtsch, a citizen of Germany (collectively, the “Reporting Persons”). The agreement between the Reporting Persons relating to the joint filing of this Schedule 13D is attached hereto as Exhibit 99.1. The address for each of the Reporting Persons is Berliner Allee 65, D – 86153, Augsburg, Germany.

(d)-(e) During the last five years, none of the Reporting Persons nor, to the knowledge of the Reporting Persons, any of the persons listed below under Item 2(f), (1) has been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (2) has been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.

(f) The name of each director and executive officer of TubeSolar is set forth below. Each such person is a German citizen with a business address at Berliner Allee 65, D – 86153, Augsburg, Germany.

Reiner Egner – Member, Management Board

Jüergen Gallina – Member, Management Board

Stefan Schuetze – Board of Directors (Supervisory Board)

Jeanette Steinbach – Board of Directors (Supervisory Board)

Herbert Seuling – Board of Directors (Supervisory Board)

Item 3.	Source and Amount of Funds or Other Consideration.

The information set forth in or incorporated by reference in Items 4 and 5 of this Schedule 13D is incorporated by reference in its entirety into this Item 3. The source of the funds used by TubeSolar to acquire the Preferred Shares was working capital, a portion of which was provided indirectly by Bernd Förtsch.

Item 4.	Purpose of Transaction.

On January 4, 2021, TubeSolar entered into a Securities Purchase Agreement with the Issuer for the purchase of 2,500 Preferred Shares in exchange for $2,500,000 of gross proceeds. The 2,500 Preferred Shares are convertible into 25,000,000,000 Common Shares of the Issuer. A copy of the Securities Purchase Agreement is filed herewith as Exhibit 99.2 and is incorporated herein by this reference.

CUSIP No. 043635408	Schedule 13D	Page 5 of 6 pages

Item 5.	Interest in Securities of the Issuer.

(a)–(b) The following information with respect to the ownership of Common Shares by the Reporting Persons is provided as of the date of this filing:

Reporting Persons	Common Shares Beneficially Owned	Shared Voting Power	Shared Dispositive Power	Beneficial Ownership	Percentage(1)
TubeSolar AG	25,000,000,000	0	0	25,000,000,000	58.0
Bernd Förtsch	50,000,000,000	0	0	50,000,000,000	73.4

(1)	Percentage calculated based on 18,102,583,471 Common Shares issued and outstanding as of December 28, 2020, as reported in the Issuer’s Form 8-K filed on December 28, 2020.

(c) Except as set forth below, to the knowledge of the Reporting Persons with respect to the persons named in response to Item 5(a)-(b), none of the persons named in response to Item 5(a)-(b) has effected any transactions in the Common Shares during the past 60 days.

Crowdex Investment, LLC (“Crowdex”), which is 100% indirectly owned by Mr. Förtsch, purchased 2,000 Preferred Shares from the Issuer on September 22, 2020, and purchased a $500,000 convertible note from the Issuer on November 27, 2020, which is convertible into 5,000,000,000 Common Shares.

(d) Except as disclosed in Item 2, no person is known to the Reporting Persons to have the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, any securities covered by this Schedule 13D.

(e) Not applicable.

Item 6.	Contracts, Arrangement, Understandings or Relationships with Respect to Securities of the Issuer.

Not applicable.

Item 7.	Materials to be Filed as Exhibits.

Exhibit 99.1 Joint Filing Agreement among the Reporting Persons.

Exhibit 99.2 Securities Purchase Agreement, dated January 4, 2021, by and between the Issuer and TubeSolar AG (incorporated by reference to Exhibit 10.2 to the Current Report on Form 8-K filed by the Issuer on January 6, 2021).

CUSIP No. 043635408	Schedule 13D	Page 6 of 6 pages

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: January 14, 2021	TUBESOLAR AG

	By:	/s/ Jüergen Gallina
	Name:	Jüergen Gallina
	Its:	Manager

Date: January 14, 2021	By:	/s/ David Peterson, on behalf of Bernd Förtsch
Bernd Förtsch